UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                          OMB Number: 3235-0058
                                   FORM 12b-25

                             SEC FILE NUMBER: 001-16423
                             CUSIP NUMBER: 450083 10 0

                            NOTIFICATION OF LATE FILING
(Check One): [X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB
             For Period Ended:       September 30, 2006

             [ ] Transition Report on Form 10-KSB
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Full Name of Registrant: ISA INTERNATIONALE INC.
Former Name if Applicable: none

2560 RICE STREET
Address of Principal Executive Office (Street and Number):
ST. PAUL, MN             55113
City,   State          Zip Code:
Telephone number: (651) 483-3114

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On December 14, 2006, our Company filed Form 12b-25(NT 10-KSB) requesting an extension of time to file Form 10-KSB to December 29, 2006. We have subsequently determined that we did file that Form 12b-25 (NT 10-KSB) in error. A misunderstanding of the new SEC filing deadline rules decided on December 21, 2005 for 10-K, 10-KSB, 10-Q and 10-QSB reporting resulted in the incorrect filing on December 14, 2006.

Interpreting this new rule correctly, our Company is herein requesting an extension of time to file its Form 10-KSB Report as it could not complete the filing of its Form 10-KSB on or before the prescribed due date without unreasonable effort.

Due to recent events regarding legal proceedings in US Bankruptcy Court, Woodland Hills, CA., where the Company (ISAT) is involved in adversarial proceedings against the US Trustee and the debtor collection companies, Cash Asset Management, Inc., Harrison Asset Management Inc., and Money Asset Management, Inc., the Registrant requests an extension of time to file its Form 10-KSB Report, as it could not complete the filing of its Form 10-KSB Report on or before the prescribed due date without unreasonable effort. The Company expects to file Form 10-KSB for the quarter ending September 30, 2006 on or before January 13, 2007.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of contact person in regard to this notification:
Bernard L. Brodkorb, Jr.       (651)          483-3114
      (Name)                (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).  [x] Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [x] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable Estimate of the results cannot be made.

ISA INTERNATIONALE INC.
(Name of Registrant)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2006
By:

/s/Bernard L. Brodkorb
President, Chief Executive Officer, and Chief Financial Officer
ISA Internationale Inc.